UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2018

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro 65, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Business (Preliminary) Results

ø The preliminary results shown in this table may differ from the final results

1. Details (Consolidated and prepared in accordance with International Financial Reporting Standards as adopted in Korea)
Classification (unit : in 100 millions of Won,%)		Current Period (Second quarter of 2018)	Previous Period (First quarter of 2018)	Changes (%)	Year to Year Comparison (Second quarter of 2017)	Changes (%)

Operating Revenue	Quarterly Results	41,543	41,815	-0.65	43,456	-4.40
	Year-to-date (“YTD”) Results	83,359	41,815	—	85,800	-2.84

Operating Income	Quarterly Results	3,469	3,255	6.57	4,233	-18.05
	YTD Results	6,724	3,255	—	8,338	-19.36

Profit from Continuing Operations Before Income Tax	Quarterly Results	11,630	9,070	28.22	7,484	55.40
	YTD Results	20,700	9,070	—	14,726	40.57

Profit for the Period	Quarterly Results	9,143	6,934	31.86	6,205	47.35
	YTD Results	16,077	6,934	—	12,040	33.53

Attributable To: Controlling Interests	Quarterly Results	9,167	6,950	31.90	6,249	46.70
	YTD Results	16,117	6,950	—	12,140	32.76

2. Details (Non-Consolidated and prepared in accordance with International Financial Reporting Standards as adopted in Korea)
Classification (unit : in 100 millions of Won,%)		Current Period (Second quarter of 2018)	Previous Period (First quarter of 2018)	Changes (%)	Year to Year Comparison (Second quarter of 2017)	Changes (%)
Operating Revenue	Quarterly Results	29,418	29,885	-1.56	31,096	-5.40
	YTD Results	59,303	29,885	—	61,976	-4.31
Operating Income	Quarterly Results	3,683	3,693	-0.27	4,623	-20.33
	YTD Results	7,376	3,693	—	9,017	-18.20
Profit Before Income Tax	Quarterly Results	2,959	4,775	-38.03	3,733	-20.73
	YTD Results	7,734	4,775	—	8,630	-10.38
Profit for the Period	Quarterly Results	2,198	3,644	-39.68	3,141	-30.02
	YTD Results	5,842	3,644	—	7,023	-16.82

	Data Provider	IR Team, SK Telecom

	Provided for	Analysts and Institutional Investors

3. Source of Data	Date of Provision	July 27, 2018 / 15:00(Seoul time)

	Location	SK Telecom Headquarters, Conference Room

	Organizing Team	IR Team, SK Telecom (+82-2-6100-2114)

4. Other Matters Relating to an Investment Decision

- The above preliminary results have been prepared in accordance with International Financial Reporting Standards as adopted in Korea.

- Among the figures listed above, “Current Period”, and “Previous Period is based on IFRS 15.

- As a supplemental information of our Q2 of 2018 operating results, the company provides unaudited results under the comparative historical accounting method prior to our adoption of IFRS 15.

ø 2Q 2018 Earnings Results based on old standard (unit : in 100 millions of Won)

	Classification	Consolidated	Non-consolidated
	Operating Revenue	41,719	29,400
	Operating Income	3,527	3,674
	Profit for the Period	9,159	2,192

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Jung Hwan Choi

(Signature)
Name:	Jung Hwan Choi
Title:	Senior Vice President

Date: July 27, 2018